UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 15 December 2014

Orange and Deutsche Telekom enter into exclusive negotiation with BT regarding the sale of EE

Orange and Deutsche Telekom have entered into exclusive negotiation with BT Group plc (BT) regarding a potential divestment of 100% of their shares in EE, their joint venture in the United Kingdom.

The purchase price of £12.5bn on a debt/cash free basis would be split equally between Orange and Deutsche Telekom. The consideration would be a mix of cash and new BT shares; while Deutsche Telekom would hold a 12% stake in BT, Orange would hold a 4% stake in BT and receive a higher proportion of cash to preserve an equal split of the net proceeds from the sale of EE.

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2013 and has 159,000 employees worldwide at September 30, 2014, including 99,800 employees in France. Present in 30 countries, the Group served 240 million customers worldwide as of 30 September 2014, including 182 million mobile customers and 16 million broadband internet customers. Under the Orange Business Services brand, Orange is also one of the world leaders in providing telecommunication services to multinational companies.

Orange is listed on NYSE Euronext Paris (ORA) and on the New York Stock Exchange (ORAN).

For more information (on the web and on your mobile): www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service cited in this press release are trademarks held by Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Olivier Emberger, olivier.emberger@orange.com

ORANGE

Date: December 15, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations